

September 27, 2012

Via E-mail
Michael N. Stefanoudakis
General Counsel
Resolute Energy Corporation
1675 Broadway
Suite 1950
Denver, CO 80202

> **Re:** **Resolute Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed September 6, 2012**
> **File No. 333-183738**
>
> **Registration Statement on Form S-4**
> **Filed September 6, 2012**
> **File No. 333-183739**

Dear Mr. Stefanoudakis:

  We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed September 6, 2012

Cover Page of Registration Statement

1. Please provide the state of incorporation and IRS Employer Identification Number for each co-registrant guarantor.

Exhibit 5.1 – Opinion of Counsel

2.   We note in the introductory paragraph of the legal opinion that named counsel has acted as counsel to Resolute Natural Resources, LLC, a Texas limited liability company and one of the parties collectively known as the "Guarantors." On the cover page of the registration statement and the Explanatory Note that follows, you do not list this entity, but instead make reference to Resolute Natural Resources Southwest, LLC. Please correct or explain this discrepancy.

3.   We note that the opinion is limited to matters governed by the federal laws of the United States, the Delaware General Corporation Law and the Delaware Limited Liability Company Act, and the laws of the State of Colorado. Given that Resolute Natural Resources Southwest, LLC, or alternately Resolute Natural Resources, LLC, is a Texas limited liability company, tell us why counsel expresses no opinion as to the laws of the State of Texas. If named counsel continues to express no such opinion, tell us whether another firm will be issuing a forthcoming legal opinion with respect to this company.

4.   We note that the opinion defines "Units" as "consisting of two or more securities." Please confirm whether the legal opinion has addressed the legality of each type of security that may comprise the Units.

5.   We note assumption (iii) regarding the aggregate number of shares of Resolute which would be outstanding after the issuance or reservation for issuance of the Securities. We further note qualifications a. through l. of section 2 of page 3 of the opinion. Please confirm that you will file an updated opinion that removes these assumptions and qualifications either by the time of effectiveness or when a takedown occurs.

6.   We note the statement on page 5 of the opinion that counsel is "expressing no opinion as to any obligations that parties other than Resolute may have under or in respect of the Securities covered by the Registration Statement or as to the effect that their performance of such obligations may have upon any of the matters referred to above." Please provide an analysis as to how this statement affects the legal opinion you are required to provide with respect to the obligations of the Guarantors.

Registration Statement on Form S-4 Filed September 6, 2012

General

7.   We note that you are registering the exchange of 8.50% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter

stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Ronald R. Levine, II